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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                   SCHEDULE TO

                  TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
           OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                        KRUPP GOVERNMENT INCOME TRUST II
                       (Name of Subject Company (Issuer))

                          BERKSHIRE INCOME REALTY, INC.
                               KRF COMPANY, L.L.C.
                      KRUPP FAMILY LIMITED PARTNERSHIP - 94
                       THE GEORGE KRUPP 1980 FAMILY TRUST
                       THE DOUGLAS KRUPP 1980 FAMILY TRUST
                                 GEORGE D. KRUPP
                                  DOUGLAS KRUPP
                      (Names of Filing Persons (Offerors))
                               ------------------

                          SHARES OF BENEFICIAL INTEREST
                         (Title of Class of Securities)
                               ------------------

                                      NONE
                      (CUSIP Number of Class of Securities)
                               ------------------

                            SCOTT D. SPELFOGEL, ESQ.
                                 GENERAL COUNSEL
                          BERKSHIRE INCOME REALTY, INC.
                          ONE BEACON STREET, SUITE 1500
                           BOSTON, MASSACHUSETTS 02108
                                 (617) 523-7722
           (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                 WITH COPIES TO:
                              JAMES M. DUBIN, ESQ.
                  PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
                           1285 AVENUE OF THE AMERICAS
                          NEW YORK, NEW YORK 10019-6064
                                 (212) 373-3000

                           CALCULATION OF FILING FEE:

       TRANSACTION VALUATION*                  AMOUNT OF FILING FEE**
       ----------------------                  ----------------------
           $34,446,518.75                            $6,889.30

* For purposes of calculating the filing fee only. This calculation assumes the exchange of 5,511,443 shares of beneficial interest of Krupp Government Income Trust II for 1,377,860.75 shares of Series A Cumulative Redeemable Preferred Stock of Berkshire Income Realty, Inc. valued as of January 10, 2003 at $25.00 per share.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

         Amount Previously Paid:          $9,947.50
         Filing Party:                    Berkshire Income Realty, Inc.
         Form or Registration No.:        Form S-11 (333-98571)
         Date Filed:                      August 22, 2002

     The filing fee in the amount of $1,364.05 was offset against the above-referenced S-11 fees.

[_] Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14D-1.

[_]  ISSUER TENDER OFFER SUBJECT TO RULE 13E-4.

[_]  GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13E-3.

[_]  AMENDMENT TO SCHEDULE 13D UNDER RULE 13D-2.

[_] Check the box if the filing is a final amendment reporting the results of the tender offer.


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


         This Tender Offer Statement on Schedule TO (the "Schedule TO") is filed by Berkshire Income Realty, Inc., a Maryland corporation ("BIR"), BIR's sole stockholder, KRF Company, L.L.C., a Delaware limited liability company ("KRF"), KRF's sole member, Krupp Family Limited Partnership - 94, a Massachusetts limited partnership ("KFLP"), KFLP's limited partners, The George Krupp 1980 Family Trust, a Massachusetts trust, and The Douglas Krupp 1980 Family Trust, a Massachusetts trust, and KFLP's general partners, George D. Krupp and Douglas Krupp. The Schedule TO relates to the offer by BIR to exchange shares of BIR's 9% Series A Cumulative Redeemable Preferred Stock for up to 5,511,443 shares of beneficial interest of Krupp Government Income Trust II, a Massachusetts business trust (the "Company"), on the terms and conditions contained in BIR's prospectus, dated January 9, 2003, and in the related letter of transmittal, copies of which are incorporated by reference herein as Exhibits (a)(1) and
(a)(2) (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

ITEMS 1 TO 11.

         The information set forth in the Offer is incorporated herein by reference in answer to Items 1-11 of this Schedule TO, as supplemented below.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         (a)      The filing persons are:

         Berkshire Income Realty, Inc., a Maryland corporation ("BIR"), and the address of its principal executive office is One Beacon Street, Suite 1500, Boston, Massachusetts 02108. BIR's telephone number is (617) 523-7722.

         The directors and executive officers of BIR are: George D. Krupp; David
C. Quade; Randolph G. Hawthorne; Robert M. Kaufman; Richard B. Peiser; Frank Apeseche; Wayne H. Zarozny; Christopher M. Nichols; and Scott D. Spelfogel. Each can be reached at BIR's address and telephone number set forth above.

         BIR's sole stockholder is KRF Company, L.L.C., a Delaware limited liability company ("KRF"), and the address of its principal executive office and its telephone number are the same as BIR's, as set forth above.

         The executive officers of KRF are: Douglas Krupp; George D. Krupp; Frank Apeseche; David C. Quade; Wayne H. Zarozny; Claire Umanzio; Scott D. Spelfogel; and Mary Beth Bloom. Each can be reached at BIR's address and telephone number set forth above.

         KRF's sole member is the Krupp Family Limited Partnership - 94, a Massachusetts limited partnership ("KFLP"), and the address of its principal executive office and its telephone number are the same as BIR's, as set forth above.

         KFLP's general partners are: George D. Krupp and Douglas Krupp. Each can be reached at BIR's address and telephone number set forth above.

         KFLP's limited partners are: The George Krupp 1980 Family Trust, a Massachusetts trust, and the Douglas Krupp 1980 Family Trust, a Massachusetts trust (collectively, the "Trusts"). Each can be reached at BIR's address and telephone numbers set forth above.


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

         The trustees of The George Krupp 1980 Family Trust are: Paul Krupp and Lawrence I. Silverstein. The trustees of the Douglas Krupp 1980 Family Trust are: Paul Krupp, Lawrence I. Silverstein and Vincent O'Reilly. Each can be reached at BIR's address and telephone number set forth above.

         As described in the Offer, each of BIR, KRF and KFLP is affiliated with the advisor to the Company. In addition, Douglas Krupp, an affiliate of each of BIR, KRF and KFLP, is also President, Chairman of the Board and Trustee of the Company.

         (b) BIR is a newly formed company whose principal business is expected to be acquiring, owning and operating multi-family residential real properties. The information set forth under "Business and Properties" in the Offer is incorporated herein by reference. KRF's principal business is to act as the sole member of entities that acquire real estate related investments. KFLP's principal business is to make financial related investments. The Trusts were formed for estate planning purposes.

         None of BIR, KRF, KFLP or the Trusts has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

         None of BIR, KRF, KFLP or the Trusts has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining it from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

         (c) Douglas Krupp co-founded and serves as Co-Chairman and Chief Executive Officer of The Berkshire Group, an integrated real estate financial services firm engaged in real estate acquisitions, property management, investment sponsorship, venture capital investing, mortgage banking, financial management and ownership of two operating companies through private equity investments. Mr. Krupp has held the position of Co-Chairman since The Berkshire Group was established as The Krupp Companies in 1969 and he has served as the Chief Executive Officer since 1992. Mr. Krupp presently serves as President, Chairman of the Board and Trustee for Krupp Government Income Trust and Krupp Government Income Trust II. He is also currently a regional board member for the Anti-Defamation League. Mr. Krupp is a graduate of Bryant College where he received an honorary Doctor of Science in Business Administration in 1989.

                  Paul Krupp has been the President of Eastern Property Association since 1973, whose address is 85 Devonshire Street, Suite 300, Boston, Massachusetts, 02109.

                  Mary Beth Bloom has been the Assistant General Counsel to The Berkshire Group since August 2000, whose address is the same as BIR's set forth above. Before joining The Berkshire Group in 2000, Ms. Bloom was an attorney with John Hancock Financial Services, whose address is 200 Clarendon Street, Boston, Massachusetts, 02117. Ms. Bloom holds a Bachelor of Arts degree from the College of Holy Cross and a Juris Doctor degree from New England School of Law. She is admitted to the bar in Massachusetts and New York.

                  Claire Umanzio has been the Vice President of the tax department at The Berkshire Group since 1993, whose address is the same as BIR's set forth above.


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

                  Vincent O'Reilly has been the Distinguished Senior Lecturer of the Carroll Graduate School of Management of Boston College since 1997, whose address is 140 Commonwealth Avenue, Chestnut Hill, Massachusetts, 02467.

                  Lawrence I. Silverstein has been a partner in the real estate group at Bingham McCutchen LLP (formerly Bingham Dana LLP) since 1980, whose address is 150 Federal Street, Boston, Massachusetts, 02110.

         The information set forth under "Management" in the Offer is incorporated herein by reference.

         None of the individuals listed above has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

         None of the individuals listed above has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in judgment, decree or final order enjoining him or her from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

         Each of the individuals listed above is a citizen of the United States.

         (d)      Not applicable.

ITEM 12. EXHIBITS.

(a) (1) Prospectus, dated January 9, 2003 (incorporated by reference from BIR's Registration Statement on Form S-11(Registration No. 333-98571) (the "Form S-11")).

(a)  (2) Form of Letter of Transmittal.

(a)  (3) Letter to Investors.

(a)  (4) Instructions for Completing the Letter of Transmittal.

(a)  (5) Brochure.

(a)  (6) Press Release, dated January 10, 2003.

(a)  (7) Transcripts of telephone messages to potential investors.

(b)  Not applicable.

(d) (1) Waiver and Standstill Agreement, dated as of August 22, 2002, by and among Krupp Government Income Trust, Krupp Government Income Trust II, Berkshire Income Realty, Inc. and Berkshire Income Realty-OP, L.P. (incorporated herein by reference to Exhibit 10.10 of the Form S-11).


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

(d) (2) Form of Amended and Restated Voting Agreement, by and among Krupp Government Income Trust, Krupp Government Income Trust II and Berkshire Income Realty, Inc. (incorporated herein by reference to Exhibit 10.12 of the Form S-11).

(g)  Not applicable.

(h) Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP regarding federal income tax considerations (incorporated herein by reference to Exhibit 8.1 of the Form S-11).


ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

         Not applicable.



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


                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   BERKSHIRE INCOME REALTY, INC.


                                   By:  /s/ David C. Quade
                                        ---------------------------------------
                                        David C. Quade
                                        President


                                   KRF COMPANY, L.L.C.

                                   By:  Krupp Family Limited Partnership - 94,
                                        its sole member


                                   By:  /s/ Douglas Krupp
                                        ---------------------------------------
                                        Douglas Krupp
                                        General Partner


                                   KRUPP FAMILY LIMITED PARTNERSHIP - 94


                                   By:  /s/ Douglas Krupp
                                        ---------------------------------------
                                        Douglas Krupp
                                        General Partner


                                   THE GEORGE KRUPP 1980 FAMILY TRUST


                                   By:  /s/ Lawrence I. Silverstein
                                        ---------------------------------------
                                        Lawrence I. Silverstein
                                        Trustee


                                   THE DOUGLAS KRUPP 1980 FAMILY TRUST


                                   By:  /s/ Lawrence I. Silverstein
                                        ---------------------------------------
                                        Lawrence I. Silverstein
                                        Trustee


                                   /s/ George D. Krupp
                                   --------------------------------------------
                                                GEORGE D. KRUPP


                                   /s/ Douglas Krupp
                                   --------------------------------------------
                                                DOUGLAS KRUPP
Dated:  January 10, 2003


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


                                INDEX TO EXHIBITS

EXHIBIT
NUMBER

(a) (1) Prospectus, dated January 9, 2003 (incorporated by reference from BIR's Registration Statement on Form S-11(Registration No. 333-98571) (the "Form S-11")).

(a)  (2) Form of Letter of Transmittal.

(a)  (3) Letter to Investors.

(a)  (4) Instructions for Completing the Letter of Transmittal.

(a)  (5) Brochure.

(a)  (6) Press Release, dated January 10, 2003.

(a)  (7) Transcripts of telephone messages to potential investors.

(b)  Not applicable.

(d) (1) Waiver and Standstill Agreement, dated as of August 22, 2002, by and among Krupp Government Income Trust, Krupp Government Income Trust II, Berkshire Income Realty, Inc. and Berkshire Income Realty-OP, L.P. (incorporated herein by reference to Exhibit 10.10 of the Form S-11).

(d) (2) Form of Amended and Restated Voting Agreement, by and among Krupp Government Income Trust, Krupp Government Income Trust II and Berkshire Income Realty, Inc. (incorporated herein by reference to Exhibit 10.12 of the Form S-11).

(g)  Not applicable.

(h) Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP regarding federal income tax considerations (incorporated herein by reference to Exhibit 8.1 of the Form S-11).



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